Shanda Reports Second Quarter 2008 Unaudited Results

● ● ●	Second Quarter 2008 revenues increased 7.4% QoQ and 48.4% YoY to US$122.1 million Operating income increased 7.5% QoQ and 37.4% YoY to US$48.9 million Diluted earnings per ADS US$0.56

Shanghai, China—Sep 2, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA, “Shanda” or the “Company”), a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2008.

Second Quarter 2008 Highlights(1)

•	Consolidated net revenues increased 48.4% year-over-year and 7.4% quarter-over-quarter to a record high of RMB837.6 million (US$122.1 million), compared with the Company’s earlier guidance of quarter-over-quarter growth between 0% and 5%.

•	Revenues from massively multiplayer online role-playing games (MMORPGs) increased 47.0% year-over-year and 8.5% quarter-over-quarter to a record high of RMB695.1 million (US$101.3 million).

•	Revenues from casual games increased 52.1% year-over-year and decreased 7.8% quarter-over-quarter to RMB107.5 million (US$15.7 million) due to seasonality for casual games.

•	Operating income increased 37.4% year-over-year and 7.5% quarter-over-quarter to a record high of RMB335.6 million (US$48.9 million).

•	Non-GAAP(2) net income was RMB294.9 million (US$43.0 million), compared with RMB253.5 million in the second quarter of 2007 and RMB304.2 million in the first quarter of 2008. Non-GAAP earnings per diluted ADS were RMB4.00 (US$0.58), compared with RMB3.48 in the second quarter of 2007 and RMB4.14 in the first quarter of 2008.

•	Net income was RMB279.8 million (US$40.8 million), compared with RMB415.9 million in the second quarter of 2007 (including the net gain of RMB177.5 million from the disposal of SINA shares) and RMB288.8 million in the first quarter of 2008. Earnings per diluted ADS were RMB3.80 (US$0.56), compared with RMB5.70 in the second quarter of 2007 (including the net gain of RMB2.42 per diluted ADS from the disposal of SINA shares) and RMB3.94 in the first quarter of 2008.

•	Active paying accounts (APA) for MMORPGs increased 3.1% quarter-over-quarter to 4.24 million. Average monthly revenue per active paying account (ARPU) for MMORPGs increased 5.2% quarter-over-quarter to RMB54.7.

•	APA for casual games decreased 14.1% quarter-over-quarter to 1.65 million due to seasonality. ARPU for casual games increased 7.4% quarter-over-quarter to RMB21.8.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8591 to US$1.00 as published by the People’s Bank of China on June 30, 2008. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Non-GAAP measures are disclosed below and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures”.

“Shanda delivered significant revenue growth in the second quarter of 2008 despite the impact of the devastating Sichuan earthquake. Quarterly net revenue grew 7.4% sequentially, which exceeded our previous guidance,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda.

Conference Call and Webcast Notice

Shanda will host a conference call on Tuesday, September 2, 2008 at 9:00 pm Eastern Daylight Time (9:00 am on September 3, 2008 Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Second Quarter 2008 Financial Results(1)

Net Revenues. In the second quarter of 2008, Shanda reported net revenues of RMB837.6 million (US$122.1 million), representing an increase of 48.4% from RMB564.5 million in the second quarter of 2007 and 7.4% from RMB779.8 million in the first quarter of 2008.

Online game revenues, including both MMORPGs and casual games, were RMB802.6 million (US$117.0 million) in the second quarter of 2008, representing an increase of 47.7% from RMB543.6 million in the second quarter of 2007 and 6.0% from RMB757.4 million in the first quarter of 2008.

Revenues from MMORPGs in the second quarter of 2008 increased 47.0% year-over-year and 8.5% quarter-over-quarter to RMB695.1 million (US$101.3 million), accounting for 83.0% of total revenues. The sequential growth in MMORPG revenues was primarily driven by expansion packs for existing game titles and the strong performance of newly-launched games, as well as the increased user stickiness of our unified platform.

APA for MMORPGs increased 3.1% from 4.11 million in the first quarter of 2008 to 4.24 million in the second quarter of 2008, primarily as a result of our continuous efforts to attract new users and to convert non-paying users to paying users. ARPU for MMORPGs increased 5.2% to RMB54.7 in the second quarter of 2008 from RMB52.0 in the first quarter of 2008.

Revenues from casual games in the second quarter of 2008 increased 52.1% year-over-year but decreased 7.8% quarter-over-quarter to RMB107.5 million (US$15.7 million), accounting for 12.8% of total revenues. The quarter-over-quarter decline in casual games revenues is primarily due to seasonality in casual games for which the first quarter of each year is usually a high season with the winter holidays and Chinese New Year.

APA for casual games decreased 14.1% from 1.92 million in the first quarter of 2008 to 1.65 million in the second quarter of 2008. ARPU for casual games increased 7.4% quarter-over-quarter to RMB21.8.

Other revenues in the second quarter of 2008 were RMB35.0 million (US$5.1 million), compared with RMB20.9 million in the second quarter of 2007 and RMB22.4 million in the first quarter of 2008.

Gross Profit. Gross profit for the second quarter of 2008 was RMB610.1 million (US$88.9million), representing a 60.7% increase from RMB379.5 million in the second quarter of 2007 and a 12.6% increase from RMB542.1 million in the first quarter of 2008. Gross margin was 72.8% in the second quarter of 2008, compared with 67.2% in the second quarter of 2007 and 69.5% in the first quarter of 2008.

Income from Operations. Operating income for the second quarter of 2008 was RMB335.6 million (US$48.9 million), representing a 37.4% increase from RMB244.2 million in the second quarter of 2007 and a 7.5% increase from RMB312.1 million in the first quarter of 2008. Operating margin was 40.1% in the second quarter of 2008, compared with 43.3% in the second quarter of 2007 and 40.0% in the first quarter of 2008.

Share-based compensation was RMB15.1 million (US$2.2 million) in the second quarter of 2008, compared with RMB15.1 million in the second quarter of 2007 and RMB15.4 million in the first quarter of 2008.

Non-Operating Income. Net non-operating income for the second quarter of 2008 was RMB5.7 million (US$0.8 million), compared with non-operating income of RMB209.7 million in the second quarter of 2007 and RMB5.4 million in the first quarter of 2008. The year-over-year difference was primarily due to investment income of RMB177.5 million from the disposal of SINA shares in the second quarter of 2007. Non-operating income derived from government financial incentives amounted to RMB5.4 million (US$0.8 million) in the second quarter of 2008, compared with RMB14.0 million in the second quarter of 2007 and RMB1.8 million in the first quarter of 2008.

Income Tax Expense. Income tax expense for the second quarter of 2008 was RMB61.5 million (US$8.9 million), compared with income tax expenses of RMB38.0 million in the second quarter of 2007 and RMB28.7 million in the first quarter of 2008, primarily due to a one-time tax benefit of approximately RMB20.0 million that the Company had recognized in the first quarter of 2008 relating to temporary differences brought forward from the quarter ended December 31, 2007, as a result of the new income tax law.

Effective as of January 1, 2008, the Chinese government adopted a new income tax law that unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%. Prior to the adoption of the new law, a number of the Company’s subsidiaries and variable interest entities, or VIEs were entitled to various preferential tax treatments. The Company’s subsidiaries and VIEs are currently in the process of applying for the New and High Technology Enterprises tax treatment pursuant to the “Working Guidelines for Assessment of New/High Technology Enterprises” issued by the Chinese tax authorities on July 8, 2008. The Company reported its income tax provision at the statutory income tax rate of 25%, except for certain subsidiaries of the Company that are subject to a tax holiday. The Company expects to reverse any excess tax provisions in subsequent periods as and when its subsidiaries and VIEs are deemed to qualify as high and new technology enterprises or are entitled to other tax incentives, which the Company expects will be partially offset by the expected reduction to the Company’s deferred tax assets recorded at the lower preferred tax rates.

Non-GAAP Net Income. Non-GAAP net income in the second quarter of 2008 was RMB294.9 million (US$43.0 million), an increase of 16.3% from RMB253.5 million in the second quarter of 2007 and a decrease of 3.1% from RMB304.2 million in the first quarter of 2008. Non-GAAP earnings per diluted ADS in the second quarter of 2008 were RMB4.00 (US$0.58), compared with RMB3.48 in the second quarter of 2007 and RMB4.14 in the first quarter of 2008.

Net Income. Net income in the second quarter of 2008 was RMB279.8 million (US$40.8 million), a decrease of 32.7% from RMB415.9 million in the second quarter of 2007 (including the net gain of RMB177.5 million from the disposal of SINA shares) and a decrease of 3.1% from RMB288.8 million in the first quarter of 2008. Earnings per diluted ADS in the second quarter of 2008 were RMB3.80 (US$0.56), compared with RMB5.70 in the second quarter of 2007 (including the net gain of RMB2.42 per diluted ADS from the disposal of SINA shares) and RMB3.94 in the first quarter of 2008.

Recent Business Highlights

•	On July 4, 2008, Shanda announced the establishment of its third business unit, Shanda Literature Limited (“Shanda Literature”), which aims to be the leading company in China’s robust online original literature market, targeting a diversified base of readers. In addition, Shanda announced, on the same date, the appointment of Mr. Xiaoqiang Hou as Shanda Literature’s chief executive officer, Mr. Wenhui Wu as its president, and Mr. Xuesong Shang, Mr. Peng Sun and Mr. Xudong Liu as vice presidents.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. Adjustments to the financial statements may be identified when audit of the Company’s financial statements and related notes for the year ended December 31, 2008, is completed, which could result in significant differences between the audited financial statements and this preliminary unaudited financial information relating to, for example, the Company’s income tax expenses.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation and the net gain from the disposal of the Company’s stake in SINA. The Company believes these non-GAAP financial measures are important to help investors to understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the Company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the Company’s long-term strategy. These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties that could cause actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2008, the risk that such MMORPGs and casual games are not well received by users in China, the risk that such games fail to be commercialized or the commercialized results fail to meet the expectations of end users, and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed on June 27, 2008.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Contact

Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

SNDA/G

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31,	As of June 30,
	2007	2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,985.2	2,595.4	378.4
Short-term investments	791.3	924.9	134.8
Marketable securities	11.2	11.4	1.7
Accounts receivable	32.2	35.6	5.2
Inventories	2.2	0.4	0.1
Deferred licensing fees and related costs	51.3	48.0	7.0
Prepayments and other current assets	68.0	70.8	10.3
Deferred tax assets	67.3	111.2	16.2

Total current assets	3,008.7	3,797.7	553.7

Investment in affiliated companies	8.5	19.3	2.8
Property, equipment and software	316.2	323.7	47.1
Intangible assets	314.1	276.3	40.3
Goodwill	606.2	606.2	88.4
Long-term deposits	56.3	50.5	7.4
Long-term prepayments	135.2	126.1	18.4
Long-term prepaid license fee	234.4	265.1	38.7
Non-current deferred tax assets	83.1	68.7	10.0

Total assets	4,762.7	5,533.6	806.8

LIABILITIES
Current liabilities:
Accounts payable	48.6	58.9	8.6
Licensing fees payable	88.5	95.8	14.0
Taxes payable	127.5	132.0	19.2
Deferred revenue	408.6	426.5	62.2
Due to related parties	3.0	3.0	0.4
Other payables and accruals	191.6	274.7	40.1
Deferred tax liabilities	7.5	10.8	1.6

Total current liabilities	875.3	1,001.7	146.1

Minority interests	216.3	317.1	46.2
Non-current deferred tax liabilities	34.1	31.5	4.6
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	4.2	2.6	0.4
Non-current deferred revenue	—	0.7	0.1
Shareholders’ equity
Ordinary shares	12.0	12.0	1.8
Additional paid-in capital	1,614.4	1,665.3	242.7
Statutory reserves	147.7	183.8	26.8
Accumulated other comprehensive loss	-22.2	-94.6	-13.8
Retained earnings	1,871.5	2,404.1	350.5

Total shareholders’ equity	3,623.4	4,170.6	608.0

Total liabilities and shareholders’ equity	4,762.7	5,533.6	806.8

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	June 30,	March 31,	June 30,
	2007	2008	2008
	RMB	RMB	RMB	US$
Net revenues
MMORPG	472.9	640.8	695.1	101.3
Casual game	70.7	116.6	107.5	15.7
Others	20.9	22.4	35.0	5.1

Net revenues	564.5	779.8	837.6	122.1

Cost of services
Ongoing licensing fees for online games	-104.0	-107.7	-109.0	-15.9
Amortization of intangible assets	-15.1	-21.7	-22.5	-3.3
Server leasing and maintenance fees	-19.9	-23.6	-23.5	-3.4
Salary and benefits	-14.0	-21.7	-22.1	-3.2
Depreciation of property, equipment and software	-13.1	-13.5	-14.1	-2.0
Others	-18.9	-49.5	-36.3	-5.4

Total cost of services	-185.0	-237.7	-227.5	-33.2

Gross profit	379.5	542.1	610.1	88.9
Operating expenses:
Product development	-30.7	-64.7	-67.7	-9.9
Sales and marketing	-38.0	-59.2	-78.6	-11.5
General and administrative	-66.6	-106.1	-128.2	-18.6

Total operating expenses	-135.3	-230.0	-274.5	-40.0

Income from operations	244.2	312.1	335.6	48.9
Interest income	13.0	18.9	19.3	2.8
Amortization of convertible debt issuance cost	-4.5	—	—	—
Investment income	189.8	2.8	2.0	0.3
Other income(expenses), net	11.2	-13.3	-13.1	-1.9

Income before income tax expenses, equity in loss of affiliates and minority interests	453.7	320.5	343.8	50.1
Income tax expense	-38.0	-28.7	-61.5	-8.9
Equity in loss of affiliates	0.2	-0.4	-0.4	-0.1
Minority interests	0.0	-2.6	-2.1	-0.3

Net income	415.9	288.8	279.8	40.8

Earnings per share:
Basic	2.92	1.99	1.93	0.28
Diluted	2.85	1.97	1.90	0.28
Earnings per ADS:
Basic	5.84	3.98	3.86	0.56
Diluted	5.70	3.94	3.80	0.56
Weighted average ordinary shares outstanding:
Basic	142,397,374	144,885,662	145,310,329	145,310,329
Diluted	145,689,850	146,794,340	147,111,301	147,111,301
Weighted average ADS outstanding:
Basic	71,198,687	72,442,831	72,655,165	72,655,165
Diluted	72,844,925	73,397,170	73,555,651	73,555,651
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	253.5	304.2	294.9	43.0
Net gain from disposal of Sina’s Stake	177.5	—	—	—
Share-based compensation cost	-15.1	-15.4	-15.1	-2.2
Net income	415.9	288.8	279.8	40.8

Non-GAAP diluted earnings per ADS	3.48	4.14	4.00	0.58
Net gain from disposal of Sina’s Stake per ADS	2.42	—	—	—
Share-based compensation cost per ADS	-0.20	-0.20	-0.20	-0.02
Diluted earnings per ADS	5.70	3.94	3.80	0.56